

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2014

Via E-mail
Carl S. Rubin
Chief Executive Officer
The Michaels Companies, Inc.
8000 Bent Branch Drive
Irving, Texas 75063

> **Re:** **The Michaels Companies, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 20, 2013**
> **File No. 333-193000**

Dear Mr. Rubin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

2. Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

Prospectus summary, page 1

3. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

    - "According to the CHA 2011 Attitude & Usage Study, which represents the most recent available third party estimate of industry size, the arts and crafts industry generated approximately $30.3 billion in sales for the twelve months ended June 30, 2011, up from $27.3 billion in sales for the twelve months ended December 31, 2008." page 3;

    - "We are the only arts and crafts retailer named on Interbrand's list of Best Retail Brands in the United States, ranking 28th in 2013." page 4; and,

    - "We are the largest arts and crafts specialty retailer in North America." page 75.

    These are only examples. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement, or revise to indicate that it is based on management's belief and discuss the basis for such belief. Please revise throughout your prospectus as necessary.

4. Given the recent dividend payments you have made, please revise your prospectus summary to disclose such dividends and the amounts that were ultimately paid out, including amounts paid to your Sponsors, directors and executive officers. Please also state the business purpose for these dividends. Please also disclose in your prospectus summary that in connection with these dividends, you incurred borrowings of at least $800 million.

5. Please revise your prospectus summary to quantify and describe any payments, compensation or equity that your Sponsors, directors and executive officers received or will receive in connection with this offering.

Use of proceeds, page 32

6. Please revise to specify the amount of proceeds to be used for each of redeeming a portion of the Holdco Notes, paying the applicable premium and paying the accrued and unpaid interest, and to include the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Dividend policy, page 33

7. Please supplementally confirm, if true, that the recipients of the dividend awarded in July 2013 included all of the persons holding equity or equity awards at that time.

Management's discussion and analysis of financial condition and results of operations, page 41

8. Please revise your disclosure in this section to further explain the reasons for incurring your debt, the use of the proceeds of your debt, and how the incurrence of your debt fits into your overall business plan and impacts your operations. Refer to Item 303 of Regulation S-K and Section IV of Release No. 34-48960. Please also explain how you intend to deal with this debt in future periods, and address how your debt may limit your financial flexibility, how you will deal with any such limited financial flexibility and the nature and implication of debt covenants that restrict your ability to incur additional debt.

Restatement-share-based compensation, page 43

9. You state "…the Company re-measures the fair value of stock compensation each period and recognizes changes in fair value as awards vest and until the award is settled." Please show us by an example how you re-measure and recognize stock compensation and the related balance sheet effects.

Critical accounting policies and estimates, page 49

Share-based compensation expense, page 53

10. We note your disclosure that the fair value of the common stock underlying your option grants is estimated by a third party valuation firm and approved by the Board of Directors at the time the option grants are awarded. Please describe in more clarity the nature and extent of management involvement in the determination of the fair value of the common stock. Please tell us what consideration was given to the third party valuation firm being named as an expert.

11. In light of the fact that you consider stock-based compensation to be a critical accounting policy, please also tell us what consideration you gave to providing a table disclosing for each grant of stock options, the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve month period preceding the most recent balance sheet date.

12. We note that you considered, in part, formal valuations in determining the fair value of your common stock. Please revise this section to disclose the following information related to issuances of equity instruments:

- Indicate whether the Board performed a contemporaneous or retrospective valuation to determine the fair value of the company's common stock underlying the option grants;
- We note your brief narrative of the estimated fair value from January 28, 2012 to February 2, 2013. Revise your disclosure to also discuss each significant factor contributing to the changes in fair value determined, as of the date of each grant and equity related issuance, through the estimated IPO price. This would include a

description of significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing date of the registration statement; and

- Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

Results of operations, page 55

Quarter and nine months ended November 2, 2013 compared to the quarter and nine months ended October 27, 2012

13. We note your disclosure of "improved efficiencies," "new product offerings," and "direct import penetration and private brand initiatives" that offset the increase in cost of sales and occupancy expense. Please revise your discussion to provide more insight as to the nature of these items including why these items had a positive impact on your results of operations as compared to the prior year. We refer you to Section III.B.4. of SEC Release No. 33-8350. Additionally, please tell us whether you intended the net sum of the quantified factors discussed under this caption to not total to the total increase of $53 million.

Certain relationships and related party transactions, page 117

14. Please disclose the amounts remitted by CPG to the affiliate of The Blackstone Group for the relevant time periods.

Principal and selling stockholders, page 131

15. Please clarify your statements in footnotes (2) and (3) of the table that investment and voting decisions by each of BCI and BMA are made jointly by three or more individuals who are managing directors. If the individuals identified by name in each footnote are not the only natural persons with investment and voting power over BCI and BMA, respectively, then please revise to include the names of all such individuals.

Description of capital stock, page 133

Exclusive jurisdiction of certain actions, page 136

16. We note your disclosure that the exclusive venue provision may have the effect of discoursing lawsuits against your officers and directors. Please tell us what consideration you gave to including this effect in your risk factor disclosure.

Index to consolidated financial statements and supplementary data, page F-1

General

17. We note that as part of your use of the net proceeds from this offering, you intend to redeem a portion of the Holdco Notes, which were issued on July 29, 2013 that in part funded a one-time cash dividend, distribution and other payment to your equity and equity-award holders. Please tell us what consideration you gave to providing pro forma per share data within your historical financial statements to the extent that the distribution exceeds earnings during the previous twelve months. We refer you to SAB Topic 1B.3.

Notes to consolidated financial statements, page F-7

Note 4. Debt, page F-17

18. Reference is made to the disclosure on covenants within the Senior Indenture on page F-21 noting the limitations on Michaels Stores, Inc.'s ability to pay dividends. In light of these subsidiary restrictions, please tell us the amount of restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and show us how you computed the amount. If the restricted net assets exceed 25 percent of your consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

Note 6. Income taxes, page F-25

19. Please explain to us how the release of $7 million of valuation allowance against certain state net operating loss carryforwards to offset an increase of $7 million unrecognized tax benefit (liability) recorded as part of your deferred tax assets is reflected in the tables on page F-27 and F-28. We are unclear on what entries were made to record this release. Please be detailed in your explanation.

Note 8. Derivative instruments, page F-29

20. We note that you purchased an interest rate derivative with the objective to cap your exposure to interest rate increases on your senior secured term loan facility. Please explain to us in detail why the interest rate cap does not qualify for cash flow hedge accounting under ASC 815-20.

Undertakings, II-5

21. Please revise to include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Niethamer, Assistant Chief Accountant at (202) 551-3855, or James Allegretto, Senior Assistant Chief Accountant at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director